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        THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G PREVIOUSLY FILED ON
     FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.                 )*
                                      ----------------

                              VERILINK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  923432 10 8
                             ----------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 8 pages

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CUSIP NO. 923432 10 8                13G                Page      of      Pages
                                                             ----    ----
-------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Leigh S. Belden

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                N/A
                                                                        (b) [ ]

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   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

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                  5     SOLE VOTING POWER

                                -0-
  NUMBER OF
                ---------------------------------------------------------------
    SHARES
                  6     SHARED VOTING POWER
 BENEFICIALLY
                              2,446,513
   OWNED BY
                ---------------------------------------------------------------
     EACH
                  7     SOLE DISPOSITIVE POWER
  REPORTING
                                -0-
    PERSON
                ---------------------------------------------------------------
     WITH
                  8     SHARED DISPOSITIVE POWER

                              2,446,513

-------------------------------------------------------------------------------

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,446,513

-------------------------------------------------------------------------------

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                N/A

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 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                18.5%

-------------------------------------------------------------------------------

 12     TYPE OF REPORTING PERSON*

                IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages
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SCHEDULE 13G
LEIGH S. BELDEN

ITEM 1.

     (a)    Name of Issuer:  Verilink Corporation

     (b)    Address of Issuer's Principal Executive Offices:

            145 Baytech Drive
            San Jose, California 95134

ITEM 2.

     (a)    Name of Person Filing:

            Leigh S. Belden

     (b)    Address of Principal Business Office or, if none, Residence:

            145 Baytech Drive
            San Jose, California 95134

     (c)    Citizenship:  U.S.A.

     (d)    Title of Class Securities:  Common Stock

     (e)    CUSIP Number:  0009234321

ITEM 3.

     Not applicable.

ITEM 4.     OWNERSHIP

     (a)    Amount Beneficially Owned:

            2,446,513 shares , as of December 31, 1996. Includes 1,444,463 shares held by Leigh S. Belden and Deborah Tinker Belden, or their successors, Trustees U/A dated 12/09/88 (the "Trust Shares"), 1,000,000 shares held by Beltech, Inc., a Nevada Corporation of which Mr. Belden is director and President and Leigh S. Belden and Deborah Tinker Belden, or their successors, Trustees U/A dated 12/09/88 is the sole shareholder (the "Beltech Shares"), 2,050 shares owned by Baytech Associates, a California general partnership in which Mr. Belden has a 50% general partner interest (the "Baytech Shares"). Leigh S. Belden and Deborah Tinker Belden have voting and dispositive power over the Trust Shares. Amount beneficially owned does not include 720,000 shares owned by trusts for Mr. Belden's minor children over which Mr. Belden does not have voting or dispositive power--180,000 shares owned by Trust for Mr. Belden's minor child- -120,000 shares by the Trust of Morgan Hood Adams Belden


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            Irrevocable Trust U/A dated 12/28/84 and 60,000 by the Morgan Belden
            1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares, 180,000 shares owned by Trust for Mr. Belden's minor child--120,000 shares by the Trust of Phillip Tinker Belden Irrevocable Trust U/A dated 12/28/90 and 60,000 by the Phillip Belden 1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares, 180,000 shares owned by Trust for Mr. Belden's minor child--120,000 shares by the Trust of Scott Thomas Belden Irrevocable Trust U/A dated 07/19/93 and 60,000 by the Scott Belden 1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares, 180,000 shares owned by Trust for Mr. Belden's minor child--120,000 shares by the Trust of Tara Alexandra Belden Irrevocable Trust U/A dated 12/28/84 and 60,000 by the Tara Belden 1996 Irrevocable Trust dated 4/10/96--Mr. Belden disclaims beneficial ownership of these shares (collectively the'Minor Chilidren's Trust Shares"). This Schedule
            13G shall not not be construed as an admission that Mr. Belden is a beneficial owner of the Minor Children's Trust Shares.

     (b)    Percent of Class:  18.5%, as of December 31, 1996.

     (c)    Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                      -0-

               (ii)   shared power to vote or to direct the vote:

                      2,446,513 shares (comprised of the Trust Shares, the Baytech Shares and the Beltech Shares).

              (iii)   sole power to dispose or to direct the disposition of:

                      -0-

                (iv)  shared power to dispose or to direct the disposition of:

                      2,446,513 shares (comprised of the Trust Shares, the Baytech Shares and the Beltech Shares).

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6.

     Not applicable.

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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable.

ITEM 10.  CERTIFICATION

     Not applicable.

                                    SIGNATURE

         After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date:  February 13, 1997



                                                     /s/ Leigh S. Belden
                                                     -------------------------
                                                     Leigh S. Belden


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